Filed Pursuant to Rule 424(b)(3)
Registration No. 333-225586

Supplementary Information about the Annual Meeting of Stockholders to be Held Thursday, August 16, 2018

This statement (the “Supplement”) supplements and amends (i) the definitive Proxy Statement dated July 2, 2018 of SUPERVALU INC. (the “Company” or “SUPERVALU”) furnished to holders of the Company’s common stock in connection with the solicitation of proxies on behalf of the SUPERVALU Board of Directors (the “Board”) for the Annual Meeting of Stockholders (the “Annual Meeting”) to be held on August 16, 2018, and any adjournment or postponement thereof and (ii) the prospectus of SUPERVALU Enterprises, Inc. (“SUPERVALU Enterprises”) dated July 2, 2018 filed with the U.S. Securities and Exchange Commission (the “SEC”) relating to the Holding Company Proposal described therein (together, the “Proxy Statement/Prospectus”). The Proxy Statement/Prospectus and the accompanying WHITE proxy card were first mailed to stockholders on or about July 2, 2018.

You should read this Supplement in its entirety in conjunction with the Proxy Statement/Prospectus. This Supplement contains important new information relating to the following matters:

•	The entry on July 30, 2018 by SUPERVALU into an agreement (the “Blackwells Settlement Agreement”) with Blackwells Capital LLC and Jason Aintabi (together, “Blackwells”), pursuant to which Blackwells has withdrawn each of its nominees for election to the Board and the Blackwells Aircraft Proposal described in the Proxy Statement/Prospectus.
•	Certain matters relating to the Holding Company Proposal described in the Proxy/Statement Prospectus resulting from the entry on July 25, 2018 by SUPERVALU and SUPERVALU Enterprises into an agreement and plan of merger (the “UNFI Merger Agreement”) with United Natural Foods, Inc. (“UNFI”) and Jedi Merger Sub, Inc. (“UNFI Merger Sub”). No person is soliciting with the Proxy Statement/Prospectus or this Supplement any proxies relating to the merger of UNFI Merger Sub with and into SUPERVALU, with SUPERVALU surviving the merger as a wholly owned subsidiary of UNFI (the “UNFI Merger”), and no action will be taken by SUPERVALU stockholders on the UNFI Merger or the UNFI Merger Agreement at the Annual Meeting. SUPERVALU or SUPERVALU Enterprises plans to file with the SEC a separate proxy statement and call a separate special meeting of stockholders in connection with the UNFI Merger Agreement and the UNFI Merger.

YOUR VOTE IS EXTREMELY IMPORTANT. Whether or not you plan to attend the Annual Meeting, please take a few minutes now to vote by telephone or by Internet by following the instructions on the NEW WHITE proxy card enclosed with this Supplement, or to sign, date and return the enclosed NEW WHITE proxy card in the enclosed postage-paid envelope provided. If you previously voted on the WHITE proxy card or the GREEN proxy card and do not submit a NEW WHITE proxy card, the persons named as proxies on the WHITE proxy card will vote as you previously instructed in the WHITE proxy card, or the Company (on behalf of the persons named as proxies on the GREEN proxy card) will vote as you previously instructed in the GREEN proxy card, in each case other than with respect to the nominees of Blackwells for election to the Board and the Blackwells Aircraft Proposal described in the Proxy Statement/Prospectus, each of which have been withdrawn as described in this Supplement. IF YOU HAVE PREVIOUSLY SIGNED AND RETURNED A GREEN PROXY CARD SENT TO YOU BY BLACKWELLS (AND DID NOT SUBSEQUENTLY SIGN AND RETURN A WHITE PROXY CARD SENT TO YOU BY SUPERVALU), YOU CAN REVOKE IT BY SIGNING, DATING AND MAILING THE ENCLOSED NEW WHITE PROXY CARD IN THE ENVELOPE PROVIDED. ONLY YOUR LATEST DATED PROXY CARD WILL BE COUNTED.

THE BOARD UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” THE ELECTION OF EACH AND ALL OF THE BOARD’S NOMINEES ON THE NEW WHITE PROXY CARD ENCLOSED WITH THIS SUPPLEMENT AND “FOR” THE HOLDING COMPANY PROPOSAL.

If you are a beneficial owner or you hold your shares in “street name,” please follow the voting instructions provided by your bank, broker or other nominee. Your broker, bank or other nominee will only be able to vote your shares with respect to any proposals at the Annual Meeting if you have instructed them how to vote. Your broker, bank or other nominee has enclosed a voting instruction card for you to use to direct them regarding how to vote your shares. Please instruct your broker, bank or other nominee how to vote your shares using the voting instruction card you received from them. Please return your completed NEW WHITE proxy card or voting instruction card to your broker, bank or other nominee and contact the person responsible for your account so that your vote can be counted. If your broker, bank or other nominee permits you to provide voting instructions via the Internet or by telephone, you may vote that way as well.

The Annual Meeting will be held at the SUPERVALU headquarters, 11840 Valley View Road, Eden Prairie, Minnesota 55344, at 8:00 a.m., Central Time on Thursday, August 16, 2018. The record date for the determination of the stockholders who are entitled to vote at the Annual Meeting is June 25, 2018, which is the same record date specified in the Proxy Statement/Prospectus.

If you have any questions about the matters described in this Supplement or the Proxy Statement/Prospectus, how to submit your proxy or if you need additional copies of this Supplement, the Proxy Statement/Prospectus, the enclosed NEW WHITE proxy card or voting instructions, please contact our proxy solicitor at the contact listed below:

Innisfree M&A Incorporated
Toll free at (877) 456-3510
Banks and brokers may call collect at (212) 750-5833

This Supplement, SUPERVALU’s Notice of Annual Meeting of Stockholders, the Proxy Statement/Prospectus and SUPERVALU’s 2018 Annual Report are also available at www.supervalu.com. Click on the “Investors” link.

This Supplement and the accompanying NEW WHITE proxy card are first being mailed to stockholders on or about August 3, 2018.

ENTRY INTO SETTLEMENT AGREEMENT WITH BLACKWELLS
AND RELATED ADDITIONAL INFORMATION REGARDING ELECTION OF DIRECTORS

Blackwells Settlement Agreement

On July 31, 2018, the Company announced that Blackwells and the Company had entered into the Blackwells Settlement Agreement.

Under the terms of the Blackwells Settlement Agreement, Blackwells has agreed to withdraw its nomination of all director candidates for election at the Annual Meeting and to immediately cease all efforts related to its own proxy solicitation in connection with the Annual Meeting. Blackwells also agreed to withdraw the Blackwells Aircraft Proposal that had previously been submitted for consideration at the Annual Meeting. As a result, any proxies that have been previously granted to elect any of Blackwells’ nominees or to vote on the Blackwells Aircraft Proposal will not be voted at the Annual Meeting.

The Blackwells Settlement Agreement provides that at the Annual Meeting, Blackwells will vote all shares of common stock of the Company that it or its affiliates have the right to vote, as of the record date, on the Company’s proxy card in favor of the election of directors nominated by the Company and in accordance with the recommendations of the Board on the other proposals being voted on at the Annual Meeting.

Blackwells has also agreed to certain customary standstill provisions, which will be in effect until July 30, 2019.

For more information regarding the Blackwells Settlement Agreement, see the Current Report on Form 8-K filed by the Company on July 31, 2018 and the full text of the Blackwells Settlement Agreement attached as Exhibit 10.1 thereto, which are incorporated by reference herein.

Election of Directors

No change to SUPERVALU’s nominees for election to the Board at the Annual Meeting is being made in connection with the settlement with Blackwells. Donald R. Chappel, Irwin S. Cohen, Philip L. Francis, Mark Gross, Eric G. Johnson, Mathew M. Pendo, Francesca Ruiz de Luzuriaga, Frank A. Savage and Mary A. Winston are nominated for one-year terms expiring in 2019. The Board has been informed that each nominee is willing to serve as a director. However, if any nominee is unable to serve or for good cause will not serve, the proxies may be voted for another person as the persons named on the proxies decide. THE BOARD RECOMMENDS A VOTE “FOR” THE ELECTION OF DONALD R. CHAPPEL, IRWIN S. COHEN, PHILIP L. FRANCIS, MARK GROSS, ERIC G. JOHNSON, MATHEW M. PENDO, FRANCESCA RUIZ DE LUZURIAGA, FRANK A. SAVAGE AND MARY A. WINSTON AS DIRECTORS.

Vote Required; Method of Counting Votes; and Board’s Recommendations

Because the Company and Blackwells have settled Blackwells’ proxy contest, the election of nominees for director at the Annual Meeting is no longer a contested election, and as a result, directors will be elected by the majority of the votes cast with respect to such director at the Annual Meeting. A majority of the votes cast means that the number of shares voted “FOR” a director must exceed the number of votes cast “AGAINST” that director.

If a nominee who is serving as a director is not elected at the annual meeting, under Delaware law the director would continue to serve on the Board as a “holdover director.” However, under our Bylaws, any director who fails to be elected must offer to tender his or her resignation to the Board. The Corporate Governance and Nominating Committee will then make a recommendation to the Board whether to accept or reject the resignation, or whether other action should be taken. The Board will act on the Corporate Governance and Nominating Committee’s recommendation and publicly disclose its decision and the rationale behind it within 90 days from the date the election results are certified. The director who tenders his or her resignation will not participate in the Board’s decision. If a nominee who was not already serving as a director is not elected at the Annual Meeting, under Delaware law that nominee would not become a director and would not serve on the Board as a “holdover director.”

The table below has been updated to reflect the settlement with Blackwells and summarizes the proposals that will be voted on, the vote required to approve each item, how votes are counted and how the Board recommends you vote:

Item	Vote Required	Board Recommendation	Broker Discretionary Voting Allowed	Impact of Abstention
Proposal 1—Election of nine directors	Majority of votes cast (1)	For	No	None
Proposal 2—Holding Company Proposal	Majority of the shares outstanding and entitled to vote	For	No	Against
Proposal 3—Ratification of the appointment of KPMG LLP as the independent registered public accounting firm	Majority of the shares present and entitled to vote	For	No	Against
Proposal 4—Advisory vote on executive compensation	We will consider our stockholders to have approved our executive compensation if the number of votes FOR exceeds the number of votes AGAINST	For	No	None
(1)	If the number of nominees exceeds the number of directors to be elected (a situation we do not anticipate), the directors shall be elected by a plurality of the shares present in person or by proxy at the meeting and entitled to vote on the election of directors. A plurality means that the nine director nominees who receive the highest number of votes cast will be elected.

CERTAIN MATTERS RELATING TO THE HOLDING COMPANY PROPOSAL
RESULTING FROM ENTRY INTO UNFI MERGER AGREEMENT

On July 25, 2018, SUPERVALU and SUPERVALU Enterprises entered into the UNFI Merger Agreement with UNFI and UNFI Merger Sub, a newly formed wholly owned subsidiary of UNFI, providing for the acquisition of SUPERVALU by UNFI. Under the terms of the UNFI Merger Agreement, on the terms and subject to the conditions set forth therein, each share of Company common stock outstanding at the effective time of the UNFI Merger will be converted into the right to receive a cash payment equal to $32.50 per share, without interest. If the reorganization merger (as defined below) occurs prior to the closing of the UNFI Merger, then the UNFI Merger will be the merger of UNFI Merger Sub with and into SUPERVALU Enterprises, with SUPERVALU Enterprises surviving the merger as a wholly owned subsidiary of UNFI (and all references in this Supplement to the UNFI Merger shall be deemed to refer to such merger). The UNFI Merger is expected to be completed in the fourth quarter of calendar year 2018, subject to the approval of SUPERVALU stockholders, receipt of required regulatory approvals and other customary closing conditions.

This Supplement discusses certain matters relating to the Holding Company Proposal described in the Proxy/Statement Prospectus that result from entry into the UNFI Merger Agreement. No person is soliciting with the Proxy Statement/Prospectus or this Supplement any proxies relating to the UNFI Merger or the UNFI Merger Agreement, and no action will be taken by SUPERVALU stockholders on the UNFI Merger or the UNFI Merger Agreement at the Annual Meeting. SUPERVALU or SUPERVALU Enterprises plans to file with the SEC a separate proxy statement and call a separate special meeting of stockholders in connection with the UNFI Merger Agreement and the UNFI Merger. Stockholders are urged to read the proxy statement regarding the UNFI Merger carefully and in its entirely when it becomes available and any other documents filed with the SEC by SUPERVALU or SUPERVALU Enterprises, as well as any amendments or supplements to those documents, because they will contain important information about the UNFI Merger.

Certain Terms of the UNFI Merger Agreement Relating to the Holding Company Proposal

The UNFI Merger Agreement provides, among other things, that SUPERVALU and SUPERVALU Enterprises will not, without the prior written consent of UNFI, implement the proposed merger of SUPERVALU Merger Sub, Inc. with and into SUPERVALU (the “reorganization merger”) pursuant to the Agreement and Plan of Merger, dated as of June 7, 2018, by and among SUPERVALU, SUPERVALU Enterprises and SUPERVALU Merger Sub, Inc., which agreement is included in the Proxy Statement/Prospectus as Appendix A (the “Reorganization Agreement”), prior to November 25, 2018 unless the Company has not incurred, and does not reasonably expect to incur, more than $10 million in the aggregate in out-of-pocket costs and expenses related to indebtedness of the Company in connection with the reorganization merger. The UNFI Merger Agreement also provides that prior to December 26, 2018, SUPERVALU and SUPERVALU Enterprises will not, without the prior written consent of UNFI, implement as part of the reorganization merger and the other transactions described in the section of the Proxy Statement/Prospectus entitled “Proposal 2: Holding Company Proposal—Reorganization Procedure,” which we refer to collectively as the “reorganization,” any distribution that is expected to result in the recognition (whether deferred or otherwise) for U.S. federal income tax purposes of any material gain or loss by the Company or any of its subsidiaries (as a result of any intercompany transaction within the meaning of Treas. Regs. § 1.1502-13).

The UNFI Merger Agreement permits the Company to complete certain specified transactions to divest retail business assets or equity interests of its subsidiaries holding retail business assets (whether as part of the reorganization or otherwise), without UNFI’s prior written consent. However, the UNFI Merger Agreement prohibits the Company from entering into or committing to any such transaction other than those specified unless the material terms of any such transaction have been approved in advance by UNFI in writing, which approval shall not be unreasonably withheld, conditioned or delayed. The UNFI Merger Agreement provides that any withholding, conditioning or delaying of UNFI’s approval that would reasonably be expected to prevent or impede the Company from completing the reorganization on or before February 23, 2019 will be considered unreasonable, other than with respect to most retail business assets or store locations comprising the Company’s Cub banner.

The UNFI Merger Agreement also requires the Company to keep UNFI and its representatives reasonably informed with respect to the material steps in the implementation and overall progress of the reorganization and any such retail transaction. The Company is also required to consider in good faith UNFI’s views thereon and cooperate to seek the implementation of such views as to material terms of any such retail transactions, other than the specified transactions in respect of which UNFI’s prior consent is not required.

Under the terms of the UNFI Merger Agreement, the costs and expenses associated with the reorganization will be paid by the Company and not by UNFI.

The completion of the reorganization merger is not a condition to the consummation of the UNFI Merger. The consummation of the UNFI Merger is subject to the satisfaction or waiver of the closing conditions set forth in the UNFI Merger Agreement.

The foregoing discussion is not a complete description of the terms of the UNFI Merger Agreement and only discusses the terms of the UNFI Merger Agreement insofar as they directly relate to the Holding Company Proposal. For more information regarding the UNFI Merger Agreement, see the Current Report on Form 8-K filed by the Company on July 26, 2018 and the full text of the Merger Agreement attached as Exhibit 2.1 thereto, which are incorporated by reference herein.

Timing of Completion of the Reorganization Merger

If our stockholders approve the reorganization merger and all other conditions to completion of the reorganization merger are satisfied or waived, the reorganization merger will become effective on the date we file a Certificate of Merger with the Secretary of State of the State of Delaware or a later date that we specify therein.

We may terminate the Reorganization Agreement or defer or abandon the reorganization merger prior to the filing of the Certificate of Merger, even after adoption by our stockholders, if we determine that for any reason the completion of the reorganization would be inadvisable or not in the best interest of our Company or our stockholders. For example, we may choose to defer or abandon the reorganization in light of our expectations regarding the timing for the completion of the UNFI Merger.

Material U.S. Federal Income Tax Consequences of the Reorganization Merger

In connection with the entry into the UNFI Merger Agreement, SUPERVALU is amending and restating in its entirety the section in the Proxy Statement/Prospectus entitled “Proposal 2: Holding Company Proposal—Material U.S. Federal Income Tax Consequences” to read as set forth in this Supplement in the section entitled “Material U.S. Federal Income Tax Consequences of the Reorganization Merger.” The discussion set forth in the section of the Proxy Statement/Prospectus that is amended and restated hereby no longer applies and, as a result, Exhibit 5.2 to the Registration Statement on Form S-4 of SUPERVALU Enterprises declared effective by the SEC on July 2, 2018 (the “Registration Statement”) is hereby deleted and such Exhibit no longer constitutes a part of the Registration Statement.

THE BOARD RECOMMENDS A VOTE “FOR” THE ADOPTION AND APPROVAL OF THE HOLDING COMPANY PROPOSAL AND REORGANIZATION AGREEMENT.

RISK FACTORS RELATING TO THE HOLDING COMPANY PROPOSAL

In connection with the entry into the UNFI Merger Agreement, SUPERVALU is amending and restating in its entirely the section in the Proxy Statement/Prospectus entitled “Risk Factors Relating to the Holding Company Proposal” to read as set forth below. In considering whether to vote in favor of the Holding Company Proposal, you should consider all of the information we have included in this Supplement, the Proxy Statement/Prospectus, including the description in Proposal 2, the Annexes to the Proxy Statement/Prospectus, and all of the information included in the documents we have incorporated by reference in this Supplement and the Proxy Statement/Prospectus, including our Annual Report on Form 10-K for the fiscal year ended February 24, 2018, our Quarterly Report on Form 10-Q for the quarterly period ended June 16, 2018 and the risk factors described therein and in the other documents incorporated by reference. For more information, see “Where You Can Find Additional Information” and “Incorporation of Certain Documents by Reference.” This discussion does not address the risks associated with the entry into the UNFI Merger Agreement and the UNFI Merger, which will be discussed in a separate proxy statement planned to be filed by SUPERVALU or SUPERVALU Enterprises relating to the UNFI Merger Agreement and the UNFI Merger.

In addition, you should pay particular attention to the risks described below.

As a result of the entry into the UNFI Merger Agreement, the reorganization merger may not be completed.

As discussed in the section of this Supplement entitled “Certain Matters Relating to the Holding Company Proposal Resulting from the UNFI Merger Agreement” and in certain of the other risk factors set forth in this section, the prior written consent of UNFI may be required with respect to certain steps of the reorganization, including the completion of the reorganization merger prior to November 25, 2018 if the costs relating to indebtedness of the Company with respect thereto would exceed $10 million, for certain distributions made prior to December 26, 2018, and for certain sales of retail business assets to third parties while the UNFI Merger Agreement is in effect. In circumstances where UNFI’s prior consent is required, UNFI may determine not to grant its consent on terms that are acceptable to us, or at all. UNFI may have different incentives than those of the Company in determining whether to grant its consent. If UNFI’s prior consent is required to complete a step of the reorganization, we may not be able to complete the reorganization or our ability to do so may be impaired or delayed.

We may choose to defer or abandon the reorganization.

Completion of the reorganization may be deferred or abandoned, at any time, whether before or after the Annual Meeting. We may defer completion or may abandon the reorganization, even after adoption by our stockholders, if we determine that for any reason the completion of the reorganization would be inadvisable or not in the best interest of our Company or our stockholders. For example, we may choose to defer or abandon the reorganization in light of our expectations regarding the timing for the completion of the UNFI Merger. The completion of the reorganization merger is not a condition to the consummation of the UNFI Merger. The consummation of the UNFI Merger is subject to the satisfaction or waiver of the closing conditions set forth in the UNFI Merger Agreement.

We may not obtain the expected benefits of the reorganization.

We believe the reorganization will provide us with benefits in the future. These expected benefits may not be obtained if market conditions or other circumstances prevent us from taking advantage of the strategic, business and financial flexibility that we believe the reorganization will afford us. As a result, we may incur the costs of creating the holding company structure without realizing the possible benefits. In addition, the holding company structure may not be successful in insulating the liabilities of our subsidiaries from each other or from SUPERVALU Enterprises. For example, creditors or other third parties may challenge the impact of the holding company structure and any subsequent transfers of assets and liabilities on our relationship with them.

The amount and timing of any cash tax benefits resulting from the reorganization, if any, may be significantly different than expected.

The completion of the reorganization may result in us realizing an estimated approximately $300 million of cash tax benefits over the next 15 years. However, the amount and timing of any such cash tax benefits will depend on a number of factors, many of which we cannot predict with certainty and which may be out of our control. For example, if the amount and timing of our future taxable income is different than we expected, or if changes to U.S. corporate tax rates or other tax laws affect our ability to realize certain tax benefits, the amount and timing of any cash tax benefits resulting from the completion of the reorganization may be significantly different than anticipated.

The proposed reorganization may result in substantial direct and indirect costs, whether or not it is completed, and the UNFI Merger Agreement may restrict our ability to incur these costs without UNFI’s prior consent.

The reorganization may result in substantial direct costs. These costs and expenses are expected to consist primarily of attorneys’ fees, tax advisors’ fees, accountants’ fees and filing fees and financial printing expenses, which are expected to be substantially incurred prior to the vote of our stockholders, as well as costs related to our indebtedness and contractual relationships as detailed immediately below. The reorganization may also result in certain indirect costs by diverting the attention of our management and employees from our business and by increasing our administrative costs and expenses. The reorganization may also result in certain state transfer or other taxes. In certain cases, the incurrence of these costs may require UNFI’s prior consent under the terms of the UNFI Merger Agreement. If such consent is required and not granted, we may not be able to complete the reorganization or our ability to do so may be impaired or delayed.

As a result of the reorganization merger, we will be required to make an offer to repurchase our 6.75% Senior Notes due 2021 and our 7.75% Senior Notes due 2022 (the “Senior Notes”) at 101% of the principal amount thereof. The repurchase offer may result in costs and expenses to SUPERVALU and may require us to incur new indebtedness on terms that are less favorable than the Senior Notes.

As a result of the reorganization merger, we will be required to make an offer to holders of our Senior Notes to repurchase the Senior Notes at 101% of the principal amount thereof. We will incur certain costs and expenses in connection with repurchasing any Senior Notes tendered in the offer that would not arise absent the reorganization merger. In addition, it may be necessary for us to incur additional indebtedness to finance the repurchase of our Senior Notes. There can be no assurance that such additional indebtedness will be available to us and, if available, the terms of that indebtedness may be less favorable to us than the terms of the Senior Notes. If additional indebtedness is not available to us, we may be able to use our ABL Revolving Credit Facility to finance the repurchase of our Senior Notes until such additional indebtedness becomes available, in which case we would have reduced availability under our ABL Revolving Credit Facility for working capital and other needs. In addition, if the costs associated with offering to repurchase our Senior Notes (together with other costs and expenses relating to indebtedness arising from the reorganization merger) would reasonably be expected to exceed $10 million, we cannot complete the reorganization merger prior to November 25, 2018 without UNFI’s prior written consent. As a result, the costs and expenses associated with our Senior Notes could impair or delay our ability to complete the reorganization merger and the reorganization.

The reorganization merger and resulting right of noteholders to require us to repurchase the Senior Notes would result in an Event of Default under our ABL Revolving Credit Facility and Secured Term Loan Facility. We expect to seek waivers or amendments to each of these facilities to avoid any such Event of Default. We may be required to pay fees or agree to changes to the terms of such facilities in connection with such waivers or amendments.

The reorganization merger and resulting right of noteholders to require us to repurchase the Senior Notes would result in an Event of Default under our ABL Revolving Credit Facility and Secured Term Loan Facility. We expect to seek waivers or amendments to each of these facilities to avoid any such Event of Default. However, there can be no assurance that we will be able to obtain the necessary waivers or amendments. In any case, we may be required to pay fees or agree to changes to the terms of such facilities in connection with such waivers or amendments. If the costs associated with obtaining such waivers or amendments (together with other costs and expenses relating to indebtedness arising from the reorganization merger) would reasonably be expected to exceed $10 million, we cannot complete the reorganization merger prior to November 25, 2018 without UNFI’s prior written consent. As a result, the costs and expenses associated with our ABL Revolving Credit Facility and Secured Term Loan Facility could impair or delay our ability to complete the reorganization merger and the reorganization.

Any consent, non-renewal, termination or other similar rights under any of our contracts that are triggered by the reorganization could have an adverse effect on our operations and financial performance, and the terms of the UNFI Merger Agreement may restrict our ability to obtain consents or waivers under such contracts.

Our relationships with our customers, suppliers, landlords, employees and other third parties are typically governed by written contracts. Certain of these contracts may include provisions that would permit the third party to terminate or modify the contract, or that would require its consent under the terms of the contract, as a result of the reorganization merger or other aspects of the reorganization. In those situations, we may need to negotiate with the applicable third party to obtain a consent or waiver of a contractual right, and the third-party may fail to grant the consent or waiver or impose new terms or conditions that are adverse to us in connection with doing so. In addition, the prior consent of UNFI may be required under the UNFI Merger Agreement in the event that we would propose to agree to certain amendments to third-party contracts or make other concessions to obtain such consents or waivers. UNFI’s incentives may be different than our own in connection with considering whether to grant such a consent. Any non-renewals, terminations, unfavorable renegotiation or changes of terms that result from the reorganization of our third party contracts could have an adverse effect on our business and operations, including product or service availability and cost, and on our financial performance and results of operations.

Due to restrictions in the UNFI Merger Agreement and other considerations, we may not complete a sale or sales of certain of our retail assets to third parties or another strategic transaction prior to the expiration of our capital loss carryforward in February 2019, or at all, in which case we may not be able to utilize that carryforward.

We believe that the reorganization could facilitate our ability to utilize a portion of our capital loss carryforward in a tax efficient manner, which could generate approximately $300 million of cash tax benefits for the Company over the next approximately 15 years (assuming, among other things, the occurrence of certain future events, sufficient future taxable income to realize these cash tax benefits and no change in applicable corporate tax rates). To utilize our capital loss carryforward, we must engage in a strategic transaction involving the sale of certain of our assets following the reorganization, but prior to February 23, 2019, when our capital loss carryforward expires. The Board has previously announced that it intends to seek to sell certain of our retail assets to third parties and focus on the Company’s Wholesale business. However, we may not be able to identify a third party for such a strategic transaction, or any third parties that we do identify may not be willing to agree to terms that are acceptable to us. As a result, such a strategic transaction may not be completed by February 23, 2019.

In addition, as discussed in the section of this Supplement entitled “Certain Matters Relating to the Holding Company Proposal Resulting from the UNFI Merger Agreement,” the prior written consent of UNFI will be required for certain such strategic transactions. If we do not complete such a strategic transaction prior to February 23, 2019, we may not be able to utilize our capital loss carryforward and the potential cash tax benefits for the Company would not be generated from the reorganization.

The reorganization merger may not qualify as a tax-free transaction under U.S. federal income tax laws, in which case SUPERVALU stockholders could be subject to significant U.S. federal income tax liabilities.

The U.S. federal income tax consequences of the reorganization merger to SUPERVALU stockholders are not certain. For U.S. federal income tax purposes, the reorganization merger might qualify as a “reorganization” within the meaning of Section 368(a) of the Code or an exchange described in Section 351 of the Code. Alternatively, the reorganization merger might be treated, for U.S. federal income tax purposes, as a taxable exchange of SUPERVALU common stock for SUPERVALU Enterprises common stock.

If the reorganization merger does not qualify either as a “reorganization” within the meaning of Section 368(a) of the Code or an exchange described in Section 351 of the Code, you will recognize gain or loss for U.S. federal income tax purposes upon the receipt of SUPERVALU Enterprises common stock in exchange for your shares of SUPERVALU common stock in the reorganization merger. For further information, see the section entitled “Material U.S. Federal Income Tax Consequences” in this Supplement.

As a holding company, SUPERVALU Enterprises will depend in large part on its operating subsidiaries to satisfy its obligations.

After the completion of the reorganization merger, SUPERVALU Enterprises will be a holding company with no business operations of its own. Its only significant assets will be the outstanding capital stock of its subsidiaries. As a result, it will rely on funds from its current subsidiaries and any subsidiaries that it may form in the future to meet its obligations.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES
OF THE REORGANIZATION MERGER

In connection with the entry into the UNFI Merger Agreement, SUPERVALU is amending and restating in its entirely the section in the Proxy Statement/Prospectus entitled “Proposal 2: Holding Company Proposal—Material U.S. Federal Income Tax Consequences” to read as set forth below. All other references in the Proxy Statement/Prospectus to such section are also deleted in in their entirety and replaced with references to the discussion set forth below. This discussion replaces in its entirety the discussion of material U.S. federal income tax consequences included in the Proxy Statement/Prospectus and stockholders should refer to this discussion and not the discussion included in the Proxy Statement/Prospectus. Except as expressly set forth below, this discussion does not address the tax consequences of the UNFI Merger. The material U.S. federal income tax consequences of the UNFI Merger will be summarized in a separate proxy statement planned to be filed by SUPERVALU or SUPERVALU Enterprises relating to the UNFI Merger and the UNFI Merger Agreement.

The discussion set forth below is a summary of the material U.S. federal income tax consequences of the reorganization merger to U.S. holders of SUPERVALU common stock who exchange their shares of SUPERVALU common stock for shares of SUPERVALU Enterprises common stock pursuant to the reorganization merger. This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), the Treasury regulations promulgated thereunder, judicial interpretations thereof and administrative rulings and published positions of the IRS, all as in effect as of the date hereof and all of which are subject to change or different interpretations, possibly with retroactive effect, and any such change or interpretation could affect the accuracy of the statements and conclusions set forth herein.

This discussion is limited to U.S. holders of SUPERVALU common stock that hold their SUPERVALU common stock as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment). Further, this discussion is for general information only and does not purport to address all aspects of U.S. federal income taxation that may be relevant to particular holders in light of their personal circumstances and does not apply to holders subject to special rules under the U.S. federal income tax laws (including, for example, U.S. holders having a “functional currency” other than the U.S. dollar, persons subject to special rules applicable to former citizens and residents of the United States, banks or other financial institutions, mutual funds, persons subject to the alternative minimum tax, grantor trusts, real estate investment trusts, subchapter S corporations or other pass-through entities or arrangements (or investors in subchapter S corporations or other pass-through entities or arrangements), insurance companies, tax-exempt organizations, dealers in securities or currencies, traders in securities who elect to apply a mark-to-market method of accounting, persons holding SUPERVALU common stock in connection with a hedging transaction, straddle, conversion transaction or other integrated transaction, holders other than U.S. holders, or U.S. holders who acquired their SUPERVALU common stock through the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan). This discussion does not address any tax consequences arising under the unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010, nor any state, local or foreign tax consequences, nor does it address any U.S. federal tax considerations other than those pertaining to the income tax. Holders should consult their own tax advisors as to the particular tax consequences to them of the reorganization merger, including the applicability of any U.S. federal income and other tax laws, any state, local or non-U.S. tax laws, and any changes (or proposed changes) in tax laws or interpretations thereof.

If any entity or arrangement treated as a partnership for U.S. federal income tax purposes holds SUPERVALU common stock, the tax treatment of a person treated as a partner in such partnership will generally depend upon the status of the partner and upon the activities of the partnership. Persons that for U.S. federal income tax purposes are treated as a partner in a partnership holding SUPERVALU common stock should consult their own tax advisors regarding the tax consequences of the reorganization merger.

HOLDERS OF SUPERVALU COMMON STOCK SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE PARTICULAR TAX CONSEQUENCES TO THEM OF THE REORGANIZATION MERGER, INCLUDING THE APPLICABILITY AND EFFECT OF U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX LAWS.

As used herein, the term “U.S. holder” means a beneficial owner of SUPERVALU common stock that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;
•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof, or the District of Columbia;
•	an estate the income of which is includible in gross income for U.S. federal income tax purposes, regardless of its source; or
•	a trust (a) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust, or (b) that has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

Characterization of the Reorganization Merger

The U.S. federal income tax treatment of the reorganization merger to U.S. holders of SUPERVALU common stock is not certain. For U.S. federal income tax purposes, the reorganization merger might qualify as a “reorganization” within the meaning of Section 368(a) of the Code or an exchange described in Section 351 of the Code. Alternatively, the reorganization merger might be treated, for U.S. federal income tax purposes, as a taxable exchange of SUPERVALU common stock for SUPERVALU Enterprises common stock.

For the reorganization merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code, among other requirements, a substantial part of the value of the proprietary interests in SUPERVALU must be preserved in the reorganization merger (the “Continuity Requirement”). For the reorganization merger to qualify as an exchange described in Section 351 of the Code, among other requirements, SUPERVALU stockholders must be in “control” of SUPERVALU Enterprises, within the meaning of Section 368(c) of the Code, “immediately after” the reorganization merger (the “Control Requirement”). In either case, the existence of a binding commitment to sell SUPERVALU Enterprises common stock received in the reorganization merger at the time the reorganization merger is effected could cause both the Continuity Requirement and the Control Requirement not to be satisfied.

Although the matter is not free from doubt, the UNFI Merger Agreement could therefore cause both the Continuity Requirement and the Control Requirement not to be satisfied. The analysis depends on facts and circumstances, which may include whether the UNFI Merger actually occurs and whether the stockholder vote in respect of the UNFI Merger has occurred at the time of the reorganization merger. If neither the Continuity Requirement nor the Control Requirement is satisfied, then the reorganization merger would not qualify either as a “reorganization” within the meaning of Section 368(a) of the Code or an exchange described in Section 351 of the Code. Due to the absence of direct legal authority, there can be no assurance as to the U.S. federal income tax treatment of the reorganization merger. We have not sought, and do not intend to seek, any ruling from the IRS regarding U.S. federal income tax matters relating to the reorganization merger. Accordingly, the following discussion sets forth the material U.S. federal income tax consequences of the reorganization merger under each alternative characterization. Holders of SUPERVALU common stock should consult their own tax advisors as to the particular tax consequences to them of the reorganization merger in light of the UNFI Merger Agreement and the UNFI Merger.

Alternative 1: Tax-free exchange of shares

If the reorganization merger qualifies either as a “reorganization” within the meaning of Section 368(a) of the Code or an exchange described in Section 351 of the Code, the material U.S. federal income tax consequences of the reorganization merger to U.S. holders generally will be as follows:

•	a U.S. holder who receives SUPERVALU Enterprises common stock in exchange for SUPERVALU common stock pursuant to the reorganization merger will not recognize gain or loss;
•	the aggregate tax basis of the SUPERVALU Enterprises common stock received pursuant to the reorganization merger will be the same as the aggregate tax basis of the SUPERVALU common stock exchanged therefor; and

•	the holding period of the SUPERVALU Enterprises common stock received in exchange for SUPERVALU common stock pursuant to the reorganization merger will include the holding period of the SUPERVALU common stock exchanged therefor.

U.S. holders who acquired different blocks of SUPERVALU common stock at different times or at difference prices should consult their tax advisors as to the determination of the tax bases and holding periods of the shares of SUPERVALU Enterprises common stock received in the reorganization merger.

Alternative 2: Taxable exchange of shares

If the reorganization merger does not qualify either as a “reorganization” within the meaning of Section 368(a) of the Code or an exchange described in Section 351 of the Code, the exchange of SUPERVALU common stock for SUPERVALU Enterprises common stock pursuant to the reorganization merger will be a taxable transaction for U.S. federal income tax purposes. In such a case, the material U.S. federal income tax consequences of the reorganization merger to U.S. holders generally will be as follows:

•	a U.S. holder will recognize gain or loss in an amount equal to the difference, if any, between (1) the fair market value of the SUPERVALU Enterprises common stock received in the reorganization merger and (2) the U.S. holder’s adjusted tax basis in its SUPERVALU common stock exchanged therefor;
•	the aggregate tax basis of the SUPERVALU Enterprises common stock received pursuant to the reorganization merger will equal the fair market value of the SUPERVALU common stock exchanged therefor as of the completion of the reorganization merger; and
•	the holding period of the SUPERVALU Enterprises common stock received in exchange for SUPERVALU common stock pursuant to the reorganization merger will begin on the day after the reorganization merger.

Gain or loss recognized in the reorganization merger will be capital gain or loss and, if a U.S. holder’s holding period in the shares of SUPERVALU common stock surrendered in the reorganization merger is greater than one year as of the date of the reorganization merger, will be long-term capital gain or loss. Long-term capital gains of certain non-corporate holders, including individuals, are generally subject to U.S. federal income tax at preferential rates. The deductibility of a capital loss recognized on the exchange is subject to limitations. Holders of SUPERVALU common stock should consult their own tax advisors as to the particular tax consequences to them of the reorganization merger, particularly in light of the tax consequences and potential timing of the UNFI Merger.

U.S. holders who acquired different blocks of SUPERVALU common stock at different times or at difference prices should consult their tax advisors as to the determination of the tax bases and holding periods of the shares of SUPERVALU Enterprises common stock received in the reorganization merger.

The preceding discussion is intended only as a general discussion of the material U.S. federal income tax consequences of the reorganization merger. It is not a complete analysis or discussion of all potential tax effects of the reorganization merger that may be important to particular holders. Holders of SUPERVALU common stock should consult their own tax advisors as to the particular tax consequences to them of the reorganization merger, particularly in light of the tax consequences and potential timing of the UNFI Merger, as well as tax return reporting requirements, the applicability and effect of U.S. federal, state, local and non-U.S. tax laws, and any changes (or proposed changes) in tax laws or interpretations thereof.

EXPERTS

The consolidated financial statements of SUPERVALU INC. and subsidiaries as of February 24, 2018 and February 25, 2017, and for each of the three years in the three-year period ended February 24, 2018, and management’s assessment of the effectiveness of internal control over financial reporting as of February 24, 2018 have been incorporated by reference herein in reliance upon the report of KPMG, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of Associated Grocers of Florida, Inc. and subsidiaries as of July 29, 2017 and July 30, 2016 and for each of the fiscal years in the two-year period ended July 29, 2017 incorporated herein by reference to the Current Report of SUPERVALU INC. on Form 8-K/A have been audited by RSM US LLP, an independent registered public accounting firm, as stated in its report thereon, incorporated herein by reference, and have been incorporated in this Supplement in reliance upon such report and upon the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of Unified Grocers, Inc. and subsidiaries as of October 1, 2016 and October 3, 2015, and for each of the three years in the period ended October 1, 2016, have been incorporated by reference herein in reliance upon the report of Moss Adams LLP, an independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

SUPERVALU Enterprises filed a registration statement on Form S-4 to register with the SEC the shares of SUPERVALU Enterprises common stock that our stockholders will receive in connection with the reorganization if the reorganization is completed. This Supplement is a part of that registration statement and constitutes a supplement to the prospectus of SUPERVALU Enterprises and the proxy statement of SUPERVALU for its Annual Meeting.

This Supplement and the Proxy Statement/Prospectus do not contain all of the information we have included in the registration statement and the accompanying exhibits and schedules in accordance with the rules and regulations of the SEC and we refer you to the omitted information. The statements this Supplement and the Proxy Statement/Prospectus make pertaining to the content of any contract, agreement or other document that is an exhibit to the registration statement necessarily are summaries of their material provisions and do not describe all exceptions and qualifications contained in those contracts, agreements or documents. You should read those contracts, agreements or documents for information that may be important to you. The registration statement, exhibits and schedules are available at the SEC’s public reference room or through its website.

We file annual, quarterly and current reports, proxy statements and other information with the SEC under the Exchange Act. You may read and copy any of that information at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330 or 202-942-8090. The SEC also maintains an Internet website that contains reports, proxy and information statements and other information about issuers who file electronically with the SEC. The address of that site is www.sec.gov. These reports, proxy statements and other information may also be inspected at the offices of the NYSE at 20 Broad Street, New York, New York 10005.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” information into this Supplement, which means that we can disclose important information about us by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this Supplement. This Supplement incorporates by reference the documents and reports listed below filed by SUPERVALU with the SEC (File No. 1-5418):

•	our Annual Report on Form 10-K for the fiscal year ended February 24, 2018 filed with the SEC on April 24, 2018, as amended by the Form 10-K/A filed with the SEC on June 12, 2018;
•	our Quarterly Report on Form 10-Q for the quarterly period ended June 16, 2018 filed with the SEC on July 26, 2018;
•	the audited consolidated financial statements of Unified Grocers, Inc. as of and for the year ended October 1, 2016 included as Exhibit 99.2 and the unaudited consolidated financial statements of Unified Grocers, Inc. as of April 1, 2017 and October 1, 2016 and for the twenty-six weeks ended April 1, 2017 and April 2, 2016 included as Exhibit 99.1 to our Current Report on Form 8-K/A (Amendment No. 1) filed with the SEC on September 8, 2017;
•	the audited consolidated financial statements of Associated Grocers of Florida, Inc. as of and for the fiscal years ended July 29, 2017 and July 30, 2016 included as Exhibit 99.1 to our Current Report on Form 8-K/A (Amendment No. 1) filed with the SEC on February 23, 2018; and
•	our Current Reports on Form 8-K filed with the SEC on February 27, 2018, April 5, 2018, June 12, 2018, July 26, 2018 (Film No. 18972265) and July 31, 2018.

We also incorporate by reference the information contained in all other documents we file with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (other than portions of these documents that are furnished under Item 2.02 or Item 7.01 of a Current Report on Form 8-K, including any exhibits included with such Items, unless otherwise indicated therein) after the date of this Supplement and prior to the expiration or termination of the registration statement of which this Supplement is a part. The information contained in any such document will be considered part of this Supplement from the date the document is filed with the SEC.

Any statement made in a document incorporated by reference into this Supplement is deemed to be modified or superseded for purposes of this Supplement to the extent that a statement in this Supplement or in any other subsequently filed document, which is also incorporated by reference, modifies or supersedes such statement. Any statement made in this Supplement is deemed to be modified or superseded to the extent a statement in any subsequently filed document, which is incorporated by reference into this Supplement, modifies or supersedes such statement.

We will provide, without charge, to each person to whom a copy of this Supplement or the Proxy Statement/Prospectus has been delivered, a copy of any and all of the documents referred to herein that are summarized in this Supplement or the Proxy Statement/Prospectus, if such person makes a written or oral request directed to SUPERVALU INC., P.O. Box 990, Minneapolis, Minnesota 55440, Attention: Investor Relations, telephone (952) 828-4000. You may also access our reports and documents via the Internet at www.supervalu.com. Information on our website (other than those documents specifically incorporated by reference above) does not form a part of this Supplement or the Proxy Statement/Prospectus.